                                                       -------------------------
                                                              OMB APPROVAL
                                                       -------------------------
                                                       OMB NUMBER:     3235-0145
                                                       Expires: August 31, 1999
                                                       Estimated average burden
                                                       hours per response...14.9
                                                       -------------------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  AMENDMENT 18

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              RADICA GAMES LIMITED
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G73-42H107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

       RICHARD H. PICKUP, 2321 ALCOVA RIDGE DR., LAS VEGAS, NEVADA 89134
                                 (702) 240-5100
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 25, 2006
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 24.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No. G 73 4210 7                                          Page 2 of 8 Pages
---------------------                                          -----------------

1    Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Richard H. Pickup, an individual - SS - (###-##-####)
     Dito Devcar Corporation, a Nevada Corporation - I.D. No. 88-0294385
     Dito Devcar, LP, a Nevada limited partnership - I.D. No. 88-0294387
     Dito Caree, LP, a Nevada limited partnership LP, - I.D. No. 88-0302506
     TD Investments, LLC, a Nevada limited liability company -
       I.D. No. 86-0370064
     Pickup Family Trust - SS - (###-##-####)
     TMP Charitable Unitrust - I.D. No. 88-6055770
     DRP Charitable Unitrust - I.D. No. 88-6055771
     Pickup Charitable Unitrust II - I.D. No. 33-0563297
     Dito Devcar Foundation - No. 68-0314645
     Plus Four Equity Partners LP - I.D. No. 88-0499778
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group*
                                                                           a [X]
                                                                           b [ ]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds (See Instructions)

     PF and WC
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) OR 2(e)                              [ ]

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization

     Richard H. Pickup is an individual residing within and a citizen of the United States. Each of the entities was organized under and pursuant to the laws of the State of Nevada.
--------------------------------------------------------------------------------
                            7    Sole Voting Power

                                 9,077,200
                            ----------------------------------------------------
     NUMBER OF              8    Shared Voting Power
       SHARES
    BENEFICIALLY                 NONE
      OWNED BY              ----------------------------------------------------
        EACH                9    Sole Dispositive Power
      REPORTING
     PERSON WITH                 9,077,200
                            ----------------------------------------------------
                            10   Shared Dispositive Power

                                 NONE
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person

     9,077,200
--------------------------------------------------------------------------------
12   Check Box if Aggregate Amount in Row (11) Excludes Certain
     Shares 8 (See Instructions)                                             [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)

     46.77%(1)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

     Richard H. Pickup, an individual - IN
     Dito Devcar Corporation, a Nevada Corporation - CO
     Dito Devcar, LP, a Nevada limited partnership - CO
     Dito Caree, LP, a Nevada limited partnership, LP, - CO
     TD Investments, LLC, a Nevada limited liability company - CO
     Pickup Family Trust - CO
     TMP Charitable Unitrust - CO
     DRP Charitable Unitrust - CO
     Pickup Charitable Unitrust II - CO
     Plus Four Equity Partners LP - CO
--------------------------------------------------------------------------------


(1) PERCENTAGE IS CALCULATED BASED UPON 19,405,736 SHARES OF COMMON STOCK OUTSTANDING BASED UPON REPORTS BY RADICA GAMES LTD.

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock of Radica Games Limited, a Bermuda company ("Radica"). The principal executive offices of Radica are located at Suite V, 6/Fl., 2-12 Au Pui Wan St., Fo Tan, Hong Kong.

ITEM 2.  IDENTITY AND BACKGROUND

     This Amendment No. 18 is filed as an amendment to an originally filed
Schedule 13D dated June 15, 1995, and which Schedule has been previously amended by 17 separate Amendments. The identity of each of the filing entities, Richard
H. Pickup; Dito Devcar Corporation, a Nevada corporation; Dito Devcar, L.P., a Nevada limited partnership; Dito Caree, L.P., a Nevada limited partnership; TD Investments, LLC., a Nevada limited liability company; The Pickup Family Trust; TMP Charitable Unitrust; DRP Charitable Unitrust; Pickup Charitable Unitrust II and Plus Four Equity Partners LP, have been identified in previous Amendments to the Schedule 13D. It is to be noted that the holdings of Mr. Richard H. Pickup, as an individual, are included in and are represented by shares of Radica registered in the name of "The Richard H. Pickup Employee MMP PL" (and are those shares reported previously as being held by Mr. Richard H. Pickup by reason of the fact that the plan is established by Mr. Pickup and he is the sole beneficiary of that plan). The 80,200 shares identified in the Voting Agreement, as discussed herein below, held by "The Richard H. Pickup Employee MMP PL" are those shares previously being reported in this Schedule as being held by Mr. Richard H. Pickup, as an individual.

     Each of the reporting persons herein shall be collectively referred to as the "Pickup Group."

     This Amendment No. 18 is filed to disclose the execution by certain entities and members of The Pickup Group of a Voting Agreement between those identified entities and Mattel Foreign Holdings, Ltd., a Bermuda exempted company ("Mattel Foreign Holdings") (the "Voting Agreement"). On July 25, 2006, an Agreement and Plan of Amalgamation ("Amalgamation Agreement") was entered into among Mattel Foreign Holdings, Mattel Enterprise, Ltd., a Bermuda exempt company, Mattel, Inc., a Delaware corporation, solely with respect to Section
6.13 thereof, and Radica. Although none of the Pickup Group were a party to that Amalgamation Agreement, it was a condition of executing and entering into that Agreement that there be simultaneously executed a Voting Agreement between certain of the Amalgamation Agreement and Mattel Foreign Holdings.

     Those entities of the Pickup Group entering into the Voting Agreement, together with the number of Radica shares (Shares") held by each entity, are as follows:


      Dito Devcar Corporation                           4,500,000 shares

      Dito Caree, L.P.                                  1,600,000 shares

      Pickup Charitable Unitrust II                        50,000 shares

      Pickup Family Trust
       dated January 5, 1980                            1,568,900 shares

      Richard H. Pickup(1)

               and

      The Richard H. Pickup Employee MMP PL
      (Shares of that Plan being previously reported
        as holdings of Richard H. Pickup, the sole
        beneficiary of said plan)                          80,200 shares



     Said entities hold a total of 7,799,100 Shares representing 40.2% of the outstanding Shares of Radica (based upon Radica's report of 19,405,736 currently outstanding Shares).

     Although certain members of the Pickup Group have increased the number of Shares held by them subsequent to Amendment No. 17, all of said acquisitions have been made in open market transactions, by utilization of funds of the acquiring entities, and none of the parties to the Voting Agreement have acquired any additional shares of Radica subsequent to Amendment No. 17.

     During the past five years, neither the reporting entities identified herein, nor a trustee of any trust or member or manager of any limited liability company or partnership identified herein nor any officer or director of any reporting corporation identified herein has been (1) convicted in any criminal proceeding, or (2) been a party to any civil proceeding of a judicial or administrative body which resulted in any judgment, decree or final order enjoining future violations of or prohibitions or mandating activities subject to federal securities laws or finding any violation with respect to such laws.

--------
1 All Shares held by this entity are the shares included in the MMP PL entity.

ITEM 3.  SOURCE AND AMOUNT OF FUND OR OTHER CONSIDERATION

     As stated above, the acquisition of additional Shares by members of the Pickup Group subsequent to Amendment No. 17 (which represents acquisition of approximately 40,000 Shares) were all acquired in open market transactions by the utilization of private funds by each of the entities and no acquisitions represented the utilization of any borrowed funds.

     Those entities entering into the Voting Agreement, representing certain members of the Pickup Group, did enter into that agreement in order to accommodate and facilitate the execution of the Amalgamation Agreement and the execution of the Voting Agreement by those members of the Pickup Group executing the Voting Agreement deemed it in their own best interests to execute in order to facilitate execution of the Amalgamation Agreement. No consideration was paid or received nor is there any expectation of payment or receipt of any additional consideration (other than receipt as a shareholder of those proceeds to be paid under the Amalgamation Agreement upon its close) for the execution, delivery or performance of the Voting Agreement by any member of the Pickup Group.

ITEM 4.  PURPOSE OF TRANSACTION

     As noted above, it is the purpose of this Amendment No. 18 to disclose the existence and execution by certain members of the Pickup Group of the Voting Agreement identified above.

     Concurrently with the execution of the Amalgamation Agreement, Richard H. Pickup, Dito Devcar Corporation, Dito Caree Limited Partnership, Pickup Family Trust dated January 5, 1980, The Richard H. Pickup Employee MMP PL and Pickup Charitable Unitrust, II (collectively, the "Shareholders") and Mattel Foreign Holdings entered into the Voting Agreement with respect to an aggregate of 7,799,100 shares of Common Stock (the "Covered Shares") beneficially owned by Shareholders. Pursuant to the Voting Agreement, each Shareholder agrees that at any annual, special or other meeting of the shareholders of Radica, and at any adjournment or postponement thereof, and in connection with any action of the shareholders of Radica taken by written consent, such Shareholder will:

     (i) appear in person or by proxy at such meeting or otherwise cause such Shareholder's Covered Shares to be counted as present at such meeting for the purpose of calculating a quorum; and

     (ii) vote (or cause to be voted) all of such Shareholder's Covered Shares, in accordance with applicable procedures to ensure that such shares are duly counted for the purposes of recording the results of such vote:

          (a) in favor of the approval of the terms of the Amalgamation Agreement, the Amalgamation (as defined in the Amalgamation Agreement), the transactions contemplated thereby and any other actions required in furtherance thereof, and

          (b) against (I) any Acquisition Proposal (as defined in the Amalgamation Agreement), (II) any proposal for any recapitalization, reorganization, liquidation, dissolution, amalgamation, merger, sale of assets or business combination between Radica and any other person (other than the Amalgamation Agreement, the Amalgamation and the transactions contemplated thereby), (III) any material change in the capitalization or corporate structure of Radica or any of its subsidiaries (other than the Amalgamation Agreement, the Amalgamation or the transactions contemplated thereby), or any amendment to Radica's memorandum of association or bye- laws, or (IV) any action that would reasonably be expected to (A) result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Radica under the Amalgamation Agreement or of such Shareholder under the Voting Agreement, (B) preclude fulfillment of any condition under the Amalgamation Agreement to the obligations of any party thereto to consummate the Amalgamation, or (C) impede, interfere or be inconsistent with, delay, postpone, discourage or adversely affect the transactions contemplated by the Amalgamation Agreement or the Voting Agreement.

     The Voting Agreement also contains certain restrictions on transfer with respect to Covered Shares and certain non-solicitation provisions with respect to the Shareholders, among other provisions. The Voting Agreement will terminate upon the earlier to occur of (i) the effective time of the Amalgamation and (ii) the date that is nine months following the termination of the Amalgamation Agreement, provided that if Radica enters into a definitive agreement with respect to an Acquisition Proposal during such nine month period, the Voting Agreement will terminate upon the consummation or termination of such definitive agreement. The Voting Agreement will terminate automatically if the Amalgamation Agreement is terminated by mutual written consent of Mattel Foreign Holdings and Radica or if the Amalgamation Agreement is terminated under certain other circumstances set forth in the Voting Agreement. The Shareholders have also granted Mattel Foreign Holdings an irrevocable proxy to vote the Covered Shares in accordance with the Voting Agreement.

     The foregoing descriptions of the Amalgamation Agreement and Voting Agreement are qualified in their entirety by reference to the text of each such Agreement which is attached as an exhibit to Mattel, Inc., a Delaware corporation's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 26, 2006.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As previously reported, in prior Amendments, all shares are owned of record by each of the reporting entities (excepting that the shares of record of The Richard H. Pickup Employee MMP PL have previously been reported as being owned by Richard H. Pickup, an individual, who is the sole beneficiary of said plan and is the sole beneficial owner).

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Despite the acknowledgement of the existence of a "Group" between each of the reporting entities, there exists no agreements or understandings, either in writing or orally, between any of the entities and/or Mr. Pickup concerning shares held by such entity nor the holding, voting or acquisition or disposition of any of the shares of Radica excepting the provisions and restrictions of the Voting Agreement as disclosed hereinabove.

     Except as may be restricted by the terms of the Voting Agreement (under which the holding and/or purchase or sale of Radica shares held by parties to that Voting Agreement among The Pickup Group is materially restricted), each of the filing persons retains the election and right of making further acquisitions and/or dispositions of shares of Radica from one or more sellers or buyers, either through open market or negotiated private transactions or disposing of all or any portion of the filings, persons or shares held in stock of Radica to one or more purchasers either through open market or in privately negotiated transactions.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     1. The Voting Agreement dated as of July 25, 2006, by and among Mattel Foreign Holdings, Ltd., a Bermuda exempted company, Dito Devcar Corporation, Dito Caree a limited partnership, Pickup Family Trust, dated January 5, 1980, Richard H. Pickup Employee MMP PL, Richard H. Pickup and Pickup Charitable Unitrust II which is incorporated by reference to an exhibit filed with Mattel, Inc.'s Current Report on form 8-K filed with the Securities and Exchange Commission on July 26, 2006.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

February 7, 2006
                                             DITO DEVCAR CORPORATION
                                             A Nevada corporation

                                             By: /s/ RICHARD H. PICKUP
                                                 -------------------------------
                                                     Richard H. Pickup
                                                     President


                                             DITO DEVCAR, L.P.
                                             A Nevada limited partnership

                                             By: Gamebusters, Inc.,
                                                 a Nevada corporation
                                                 Its General Partner

                                             By: /s/ JOSEPH W. MOODY
                                                 -------------------------------
                                                     Joseph W. Moody
                                                     President


                                             DITO CAREE, L.P.
                                             A Nevada limited partnership

                                             By: Gamebusters, Inc.,
                                                 a Nevada corporation
                                                 Its General Partner

                                             By: /s/ JOSEPH W. MOODY
                                                 -------------------------------
                                                     Joseph W. Moody
                                                     President

                                             THE PICKUP FAMILY TRUST UNDER
                                             DECLARATION OF TRUST,
                                             Dated January 5, 1989

                                             By: /s/ RICHARD H. PICKUP
                                                 -------------------------------
                                                     Richard H. Pickup
                                                     Trustee


                                             DRP CHARITABLE UNITRUST UNDER
                                             DECLARATION OF TRUST,
                                             Dated January 29, 1993

                                             By: /s/ DENNIS HARWOOD
                                                 -------------------------------
                                                     Dennis Harwood
                                                     Trustee


                                             TMP CHARITABLE UNITRUST UNDER
                                             DECLARATION OF TRUST,
                                             Dated January 29, 1993

                                             By: /s/ DENNIS HARWOOD
                                                 -------------------------------
                                                     Dennis Harwood
                                                     Trustee


                                             PICKUP CHARITABLE UNITRUST II

                                             By: /s/ RICHARD H. PICKUP
                                                 -------------------------------
                                                     Richard H. Pickup
                                                     Trustee


                                             TD INVESTMENTS, LLC,
                                             A Nevada limited liability company

                                             By: /s/ JOSEPH W. MOODY
                                                 -------------------------------
                                                     Joseph W. Moody
                                                     President


                                             PLUS FOUR EQUITY PARTNERS LIMITED
                                             PARTNERSHIP.
                                             A Nevada limited partnership

                                             By: Plus Four Management, LLC,
                                             A Nevada limited liability company

                                             Its:    Sole Partner

                                             By: /s/ Todd M. Pickup
                                                 -------------------------------
                                                     Todd M. Pickup, Manager

                                             By: /s/ Joseph W. Moody
                                                 -------------------------------
                                                     Joseph W. Moody, Manager

                                             RICHARD H. PICKUP
                                             /s/ Richard H. Pickup
                                             -----------------------------------
                                             An Individual